

10035687

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-23770

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: David M. Polen Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2700 N. Military Trail, Suite 230
(No. and Street)

Boca Raton	FL	33431
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stanley Charles Moss — (561) 241-2425
(Are Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name – if individual, state last, first, middle name)

1675 N. Military Trail, Fifth Floor	Boca Raton	Florida	33486
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stanley Moss, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of David M. Polen Securities, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



DELIA MORALES
MY COMMISSION # DD 616922
EXPIRES: November 21, 2010
Bonded Thru Notary Public Underwriters

Signature

CFO and COO
Title

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent auditor's report on internal accounting control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

DAVID M. POLEN SECURITIES, LLC
(A WHOLLY OWNED SUBSIDIARY OF POLEN CAPITAL MANAGEMENT, LLC)

TABLE OF CONTENTS
DECEMBER 31, 2009



Mayer Hoffman McCann P.C.
An Independent CPA Firm
Goldstein Lewin Division

INDEPENDENT AUDITOR'S REPORT

To the Member
David M. Polen Securities, LLC
(A Wholly-Owned Subsidiary of Polen Capital Management, LLC)

We have audited the accompanying statement of financial condition of David M. Polen Securities, LLC (A Limited Liability Company) (a wholly-owned subsidiary of Polen Capital Management, LLC), as of December 31, 2009 and the related statements of operations and changes in member's equity, and statements of cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. The statement of financial condition of the Company as of December 31, 2008 were audited by other auditors, Goldstein Lewin & Co. whose shareholders became shareholders of Mayer Hoffman McCann P.C. as of January 1, 2010, and whose report dated January 30, 2009, expressed an unqualified opinion on those statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of David M. Polen Securities, LLC at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Mayer Hoffman McCann P.C.

Boca Raton, Florida
February 16, 2010

1675 N. Military Trail, Fifth Floor
Boca Raton, Florida 33486
Ph: 561.994.5050 Fx: 561.241.0071
www.mhm-pc.com

1 East Broward Blvd., Suite 700
Ft. Lauderdale, Florida 33301
Ph: 954.429.8555
(Send reply to Boca office)

DAVID M. POLEN SECURITIES, LLC
(A WHOLLY-OWNED SUBSIDIARY OF POLEN CAPITAL MANAGEMENT, LLC)
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS		
Cash and Cash Equivalents	$ 12,172	$ 29,376
Restricted Cash	100,000	100,000
Receivable from Parent	62,690	81,335
Due from Clearing Broker	1,965	7,074
TOTAL ASSETS	$ 176,827	$ 217,785
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES:		
Accrued Expenses	$ 20,000	$ 20,000
COMMITMENTS AND CONTINGENCIES		
MEMBER'S EQUITY	156,827	197,785
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 176,827	$ 217,785

The Accompanying Notes are an Integral Part of These Financial Statements

DAVID M. POLEN SECURITIES, LLC
(A WHOLLY-OWNED SUBSIDIARY OF POLEN CAPITAL MANAGEMENT, LLC)
STATEMENTS OF OPERATIONS AND CHANGES IN MEMBER'S EQUITY
YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
INCOME		
Commissions	$ 101,457	$ 158,755
Interest and Dividends	57	1,478
Total Income	101,514	160,233
EXPENSES		
Clearing Fees	31,692	42,394
Management Fees	77,647	92,902
Professional Fees and Other	33,133	33,446
Total Expenses	142,472	168,742
Net Loss	(40,958)	(8,509)
Member's Equity-Beginning	197,785	206,294
Member's Equity-Ending	$ 156,827	$ 197,785

The Accompanying Notes are an Integral Part of These Financial Statements

DAVID M. POLEN SECURITIES, LLC
(A WHOLLY-OWNED SUBSIDIARY OF POLEN CAPITAL MANAGEMENT, LLC)
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss	$ (40,958)	$ (8,509)
Adjustments to Reconcile Net Loss to Net Cash Provided by (Used in) Operating Activities		
Changes in Operating Assets and Liabilities:		
Decrease in Receivable from Clearing Broker	5,109	1,312
Increase in Accrued Expenses	-	8,000
Net Cash Provided by (Used in) Operating Activities	(35,849)	803
CASH FLOWS FROM INVESTING ACTIVITIES:		
Decrease in Receivable from Parent	18,645	10,708
Increase (Decrease) in Cash and Cash Equivalents	(17,204)	11,511
Cash and Cash Equivalents at Beginning of Year	29,376	17,865
Cash and Cash Equivalents at End of Year	$ 12,172	$ 29,376

The Accompanying Notes are an Integral Part of These Financial Statements

NOTE 1: NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

David M. Polen Securities, LLC (the "Company") was formed on June 12, 2007 as a Delaware limited liability company and is a wholly owned subsidiary of Polen Capital Management, LLC (the "Parent"). The term of the Company is perpetual. As a limited liability company, the member's liability is limited to amounts reflected in its member account.

David M. Polen Securities, Inc. was incorporated under the laws of the State of New York on January 30, 1979.

The Company is effective with the Financial Industry Regulatory Authority ("FINRA"), the Securities and Exchange Commission (the "SEC") and the State of Florida as a full service, fully disclosed introducing broker-dealer. The Company operates from one office in Boca Raton, Florida. In connection with its activities as a broker-dealer, the Company does not hold customer funds or securities. All brokerage transactions are cleared through JP Morgan Securities, Inc. ("JP Morgan"). Although the Company's clearing firm maintains all of the accounts of such customers and preserves all required and customary records, the Company remains contingently liable for losses incurred on these accounts, if any (Note 3).

Summary of Significant Accounting Policies

Securities Transactions

Proprietary securities transactions, if any, in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a trade date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value. Securities not readily marketable are valued by management based on their experience in the industry. The Company did not own any securities as of December 31, 2009 and 2008.

Clearing Fees are recorded on a trade-date basis as securities transactions occur.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

NOTE 1: NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Restricted Cash

Restricted cash consists of $100,000 on deposit with JP Morgan pursuant to the Company's clearing agreement. As long as the Company continues to use the clearing and execution services of JP Morgan, the Company is required to maintain this restricted fund on deposit. The clearing agreement requires the Company to maintain $100,000 in net capital as calculated under SEC Rule 15c3-1 (Note 5). As of December 31, 2009, Company's net capital was $94,117, however, the Company obtained a waiver from JP Morgan, and as of February 16, 2010, the Company regained compliance with JP Morgan regarding this requirement.

Use of Estimates

The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and the differences could be material.

Concentration of Credit Risk

The Company at times has cash in excess of Federal Deposit Insurance Corporation ("FDIC") insurance limits and cash and investment in securities in excess of Securities Investor Protection Corporation ("SIPC") insurance limits. SIPC provides $500,000 of primary net equity protection, including $100,000 for claims for cash. The Company places its temporary cash investments with larger financial institutions. The Company at times has cash and investments in securities in various accounts in excess of FDIC and SIPC insurance limit, respectively. The Company has not experienced any losses in such accounts, and believes they are not exposed to any significant credit risk on its cash and investment balances.

Income Taxes

The Company is included as part of a consolidated entity tax return as a partnership for federal and state income tax purposes. As such, the Company does not pay income taxes, as any income or loss is to be included in the tax return of the Parent. Accordingly, no provision is made for income taxes in the financial statements.

Fair Value of Financial Instruments

The carrying amounts of the Company's financial instruments, including cash and cash equivalents, restricted cash, due from clearing broker, receivable from parent and accrued expenses approximate their fair value due to the short-term nature of these assets and liabilities. As of December 31, 2009 and 2008, level 1 financial assets consisted of money market funds totaling $1,014 and $14,202, respectively.

NOTE 2: DUE FROM CLEARING BROKER

The Company conducts business with JP Morgan on behalf of its customers and for its own proprietary accounts. During 2009 and 2008, the Company earned commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts and proprietary transactions are performed by JP Morgan pursuant to the clearing agreement. JP Morgan remits the net commission income to the Company on a monthly basis for the previous month's activity. As of December 31, 2009 and 2008, the Company had a receivable from JP Morgan totaling $1,965 and $7,074, respectively.

NOTE 3: OFF - BALANCE SHEET RISK

The Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker-dealer, JP Morgan (the "Clearing Broker"). The clearing broker-dealer is responsible for collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and proper executions of customer transactions by the clearing broker-dealer.

In the normal course of business, customers may sell securities short. Subsequent market fluctuations may require the Clearing Broker to obtain additional collateral from the Company's customers. It is the policy of JP Morgan to value the short positions daily and to obtain additional deposits where deemed appropriate. As of December 31, 2009 and 2008, the Company did not have any open short positions.

NOTE 4: RELATED PARTY TRANSACTIONS

On June 5, 2007, the Company entered into a management agreement based on FINRA guidelines that the Company is to make monthly payment to the Parent based on certain expense allocation percentage rates and usage. The Company incurred expenses relating to this agreement totaling $77,647 and $92,902 for the years ended December 31, 2009 and 2008, respectively.

The Parent pays certain operating expenses on behalf of the Company. In addition, the Company advances any excess funds to the Parent. As of December 31, 2009 and 2008, the Company had outstanding receivables from the Parent totaling $62,690 and $81,335, respectively. Outstanding receivables from the Parent are non-interest bearing and due on demand.

NOTE 5: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital (the greater of $5,000 or $6^2/_3$% of aggregate indebtedness) and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1, both as defined. At December 31, 2009 and 2008, the Company had net capital of $94,117 and $116,166, respectively; which was $89,117 and $111,166, respectively, in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.21 to 1 and 0.17 to 1 at December 31, 2009 and 2008, respectively.

NOTE: 6: CONTINGENCY

From time to time, the Company may be involved in various claims and legal actions arising in the ordinary course of business.

NOTE: 7: SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 16, 2010, the date which the financial statements were available to be issued.



Mayer Hoffman McCann P.C.
An Independent CPA Firm
Goldstein Lewin Division

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Member
David M. Polen Securities, LLC
(A Wholly-Owned Subsidiary of Polen Capital Management, LLC)

Our report on our audit of the basic financial statements of David M. Polen Securities, LLC (A Wholly-owned subsidiary of Polen Capital Management, LLC) for the year ended December 31, 2009 appears on page 1. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Commission Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The report of the basic financial statements of the Company for the year ended December 31, 2008 were audited by other auditors, Goldstein Lewin & Co. whose shareholders became shareholders of Mayer Hoffman McCann P.C. as of January 1, 2010, and whose report dated January 30, 2009, expressed an unqualified opinion on those statements. This audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.

Mayer Hoffman McCann P.C.

Boca Raton, Florida
February 16, 2010

1675 N. Military Trail, Fifth Floor
Boca Raton, Florida 33486
Ph: 561.994.5050 Fx: 561.241.0071
www.mhm-pc.com

1 East Broward Blvd., Suite 700
Ft. Lauderdale, Florida 33301
Ph: 954.429.8555
(Send reply to Boca office)

DAVID M. POLEN SECURITIES, LLC
(A WHOLLY-OWNED SUBSIDIARY OF POLEN CAPITAL MANAGEMENT, LLC)
COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15C3-1
DECEMBER 31, 2009 AND 2008

	2009	2008
Member's Equity	$ 156,827	$ 197,785
Deductions:		
Nonallowable Assets:		
Receivable from Parent Company	62,690	81,335
Haircut on Money Market Balances	20	284
Total Nonallowable Assets	62,710	81,619
Net Capital	$ 94,117	$ 116,166
Minimum Net Capital Requirement - the Greater of $5,000 or $6^{2}/_{3}$% of Aggregate Indebtedness	$ 5,000	$ 5,000
Excess Net Capital	$ 89,117	$ 111,166
Excess Net Capital at 1000%	$ 92,117	$ 114,166
Aggregate Indebtedness - Accrued Expenses	$ 20,000	$ 20,000
Ratio of Aggregate Indebtedness to Net Capital	0.21	0.17

Reconciliation with Company's computation (included in Part II of Form X-17a-5 as of December 31, 2009 and 2008).

There were no differences between the Company's net capital computation and the computation above.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

During the years ended December 31, 2009 and 2008, there were no liabilities subordinated to claims of general creditors.

STATEMENT PURSUANT TO EXEMPTIVE PROVISION UNDER RULE 15c3-3

The Company is currently exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based upon Paragraph (k)(2)(ii) of the Rule.



Mayer Hoffman McCann P.C.
An Independent CPA Firm
Goldstein Lewin Division

To the Member
David M. Polen Securities, LLC.

In planning and performing our audit of the financial statements and supplemental schedules of David M. Polen Securities, LLC. (the "Company), as of and for the year ended December 31, 2009, in accordance with U.S. generally accepted auditing standards, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1675 N. Military Trail, Fifth Floor
Boca Raton, Florida 33486
Ph: 561.994.5050 Fx: 561.241.0071
www.mhm-pc.com

1 East Broward Blvd., Suite 700
Ft. Lauderdale, Florida 33301
Ph: 954.429.8555
(Send reply to Boca office)

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those changed with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mayer Hoffman McCann P.C.

Boca Raton, Florida
February 16, 2010